
ELECTRIC
on Monoxide Alarm
SERVICE
DO NOT PAINT
SMOKE ALARM
ELECTRIC
MOVE TO FRESH AIR
CO ALARM
TEST/
SILENCE
SERVICE
TEST/
RESET

UNIVERSAL®

SECURITY INSTRUMENTS, INC.

ANNUAL REPORT 2006





Universal Security Instruments, Inc. and Subsidiaries

GENERAL INFORMATION

Board of Directors and Executive Officers

Harvey Grossblatt
Director
President and Chief Executive Officer

Cary Luskin
Director
President, The Big Screen Store, Inc.

Ronald A. Seff, M.D.
Director
Ophthalmologist

Howard Silverman, Ph.D.
Director
Mental Health Consultant

James B. Huff
Chief Financial Officer, Secretary and Treasurer

Universal Security Instruments, Inc.
Wholly Owned Subsidiaries:

USI Oberlin Limited

USI ELECTRIC, INC.
Ronald Lazarus
President

Form 10-K
The Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be provided to Shareholders without charge by writing to: Shareholder Relations Department, Universal Security Instruments, Inc., 7-A Gwynns Mill Court, Owings Mills, Maryland 21117 USA.

Market Data
American Stock Exchange - UUU

Transfer Agent
Registrar and Transfer Company
Cranford, New Jersey

Independent Registered Public Accounting Firm
Grant Thornton LLP
Baltimore, Maryland

Counsel
Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
Baltimore, Maryland

TO OUR SHAREHOLDERS, EMPLOYEES AND FRIENDS

Dear Partners/Shareholders:

Your Management Team is pleased to advise that Universal Security Instruments, Inc. achieved its highest annual sales and earnings in the Company's 37 year history for the year which ended March 31, 2006 (fiscal 2006).

We continue to successfully implement our strategic plan and exceed customer expectations by supplying quality products at exceptional values. Our success can also be attributed to the high level of commitment our associates demonstrate and has become central to our Company's culture.

In fiscal 2006, the Company increased sales 23% and earnings rose 35% compared to fiscal year 2005. These increases are the result of the significant progress we have made within our core business as we continue to increase market share in both the retail and electrical distribution channels.

Our sales rose to $28,894,101 from $23,465,443, and net earnings rose to $4,600,352, or $2.75 per basic share ($2.52 per diluted share) compared to net earnings of $3,417,854, or $2.13 per basic share ($1.94 per diluted share) for the same period last year. Included in year-end results are net tax benefits of $96,500 at March 31, 2006 and $281,137 at March 31, 2005.

We are also pleased to report that our progress continues; for the quarter ended June 30, 2006, we reported our net earnings rose 77.3% to $1,577,468 or $0.91 per basic share ($0.83 per diluted share), on net sales which rose approximately 16% to $8,038,437, compared to net earnings of $889,770 or 0.54 per basic share ($0.50 per diluted share), on net sales of $6,923,810 in the same period last year.

Additional highlights during the year included:

- Our carbon monoxide alarm business continues to increase as several additional states, such as Illinois and Minnesota, have passed legislation requiring the installation of carbon monoxide alarms in both new and existing single and multiple family dwellings. We anticipate more states will pass legislation which will continue to provide opportunities to increase the sales of carbon monoxide alarms.
- In the quarter ended March 2006, we entered into a private label agreement to supply a large national catalog company with seven models of our smoke and carbon monoxide alarms.
- We increased our financial strength and ended our fiscal year with a current ratio of 4:60 to 1, over $3 million in cash and no bank debt.
- The Company was ranked #90 on Fortune Small Business magazine's list of the top 100 fastest-growing small public companies in the United States. The Company has worked hard to increase shareholder value by focusing on our core products and executing our business strategy over the past four years. We anticipate this national recognition will enhance the public's perception of the Company's branded products.

TO OUR SHAREHOLDERS, EMPLOYEES AND FRIENDS
CONTINUED

Our Company is driven by a commitment to maximize shareholder value. We are pleased to report to you that a $10,000 investment on October 22, 2001 was worth $220,000 when we wrote last year's shareholder letter and is now worth $284,995 (an increase of approximately 30%.)

Your Company is financially strong, recognized in the industry and well positioned in its respective markets. We have made significant progress in implementing a platform for future growth. We continue to take pride in the accomplishments of our management and associates as well as the guidance and leadership we receive from our Board of Directors. Their combined efforts have produced the results we have the privilege to present in this year's Annual Report.

We wish to thank our associates for their hard work and dedication and for the important role they play in our continued success. We also wish to express our gratitude and thanks to our many loyal customers and suppliers who have been the key to our growth. We are very grateful for the significant role our Hong Kong-based manufacturing Joint Venture has played in our success and for our Joint Venture partners' support and cooperation. All of these assisted our Company in recording the highest sales and earnings in its 37 year history.

In closing, we thank our loyal our partners/shareholders and express our assurance that we remain focused and determined to grow your Company to maximize shareholder value.

Respectfully,

Harvey B. Grossblatt
President and CEO

Ron Lazarus
President, USI ELECTRIC

August 11, 2006

Universal Security Instruments, Inc. ("we" or "the Company") designs and markets a variety of popularly-priced safety products consisting primarily of smoke alarms, carbon monoxide alarms and related products. Most of our products require minimal installation and are designed for easy installation by the consumer without professional assistance, and are sold through retail stores. We also market products to the electrical distribution trade through our wholly-owned subsidiary, USI Electric, Inc. ("USI Electric"). The electrical distribution trade includes electrical and lighting distributors as well as manufactured housing companies. Products sold by USI Electric usually require professional installation.

In 1989 we formed a limited liability company under the laws of Hong Kong, as a joint venture with a Hong Kong-based partner to manufacture various products in the Peoples Republic of China (the "Hong Kong Joint Venture"). We currently own a 50% interest in the Hong Kong Joint Venture and are a significant customer of the Hong Kong Joint Venture (49.81% and 40.66% of its sales during fiscal 2006 and 2005 respectively), with the balance of its sales made to unrelated customers worldwide.

We import all of our products from various foreign suppliers. For the fiscal year ended March 31, 2006, approximately 66.4% of our purchases were imported from the Hong Kong Joint Venture. Our sales for the year ended March 31, 2006 were $28,894,101 compared to $23,465,443 for the year ended March 31, 2005, an increase of approximately 23.1%.

We reported net income of $4,600,352 in fiscal 2006 compared to net income of $3,417,854 in fiscal 2005, an increase of 34.6%. The primary reasons for the increase in earnings were higher operating income from sales due to increased volume.

The Company was incorporated in Maryland in 1969. Our principal executive office is located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117, and our telephone number is 410-363-3000. Information about us may be obtained from our website www.universalsecurity.com. Copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, are available free of charge on our website as soon as they are filed with the Securities and Exchange Commission (SEC) through a link to the SEC's EDGAR reporting system. Simply select the "Investor Relations" menu item, then click on the "SEC Filings" link. The SEC's EDGAR reporting system can also be accessed directly at www.sec.gov.

Safety Products

We market a line of residential smoke alarms under the trade names "USI Electric" and "UNIVERSAL" both of which are manufactured by the Hong Kong Joint Venture.

Our line of smoke alarms consists of battery, electrical and electrical with battery backup alarms. Our products contain different types of batteries with different battery lives, and some with alarm silencers. The smoke alarms marketed to the electrical distribution trade also include hearing impaired and heat alarms with a variety of additional features. We also market outdoor floodlights under the name "Lite Aide™," carbon monoxide alarms, door chimes and ground fault circuit interrupter (GFCI) units.

We are focusing our sales and marketing efforts to maximize safety product sales, especially smoke alarms and carbon monoxide alarms manufactured by our Hong Kong Joint Venture and marketed to the electrical distribution and retail trade.

Import Matters

We import all of our products. As an importer, we are subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions and currency fluctuations. We have attempted to protect ourselves from fluctuations in currency exchange rates to the extent possible by negotiating commitments in U.S. dollars.

Our inventory purchases are also subject to delays in delivery due to problems with shipping and docking facilities, as well as other problems associated with purchasing products abroad. Substantially all of our products, including products we purchase from our Hong Kong Joint Venture, are imported from the People's Republic of China.

Sales and Marketing; Customers

We sell our products to various customers, and our total sales market can be divided generally into two categories; sales by the Company, and sales by our USI Electric subsidiary.

The Company markets our products to retailers, including wholesale distributors, chain, discount, television retailers and home center stores, catalog and mail order companies and to other distributors ("retailers"). Our products have historically been retailed to "do-it-yourself" consumers by these retailers. We do not currently market any significant portion of our products directly to end users.

The Company's retail sales are made directly by our employees and by approximately 17 independent sales organizations who are compensated by commissions. Our agreements with these sales organizations are generally cancelable by either party upon 30 days notice. We do not believe that the loss of any one of these organizations would have a material adverse effect upon our business. Sales which are made directly by us are effected by our officers and full-time employees, seven of whom are also engaged in sales, management and training. Sales outside the United States, are made by our officers and through exporters, and amounted to approximately 5.1% of total sales in the fiscal year ended March 31, 2006.

Our USI Electric subsidiary markets our products to the electrical distribution trade (primarily electrical and lighting distributors and manufactured housing companies). USI Electric has established a national distribution system with 12 regional stocking warehouses throughout the United States which generally enables customers to receive their orders the next day without paying for overnight freight charges. USI Electric engages sales personnel from the electrical distribution trade and has engaged 27 independent sales organizations which represent approximately 230 sales representatives, some of which have warehouses where USI Electric products are maintained by our sales representatives for sale.

We also market our products through our own sales catalogs and brochures, which are mailed directly to trade customers, and our website. Our customers, in turn, may advertise our products in their own catalogs and brochures and in their ads in newspapers and other media. We also exhibit and sell our products at various trade shows, including the annual National Hardware Show in Las Vegas, Nevada.

Our backlog of orders believed to be firm as of March 31, 2006 was approximately $2,996,000. Our backlog as of March 31, 2005 was approximately $841,278. This increase in backlog is a function of the timing of orders received from our customers. In addition, we have a backlog of orders for ground fault circuit interrupters in advance of new regulations affecting these devices which go into effect July 28, 2006. The new regulations are expected to increase the unit price of these devices.

Hong Kong Joint Venture

We have a 50% interest in the Hong Kong Joint Venture which has manufacturing facilities in the People's Republic of China, for the manufacturing of certain of our electronic and electrical products.

We believe that the Hong Kong Joint Venture arrangement will ensure a continuing source of supply for a majority of our safety products at competitive prices. During fiscal year 2006, 66.4% of our total inventory purchases were made from the Hong Kong Joint Venture. The products produced by the Hong Kong Joint Venture include smoke alarms and carbon monoxide alarms. Changes in economic and political conditions in China or any other adversity to the Hong Kong Joint Venture will unfavorably affect the value of our investment in the Hong Kong Joint Venture and would have a material adverse effect on the Company's ability to purchase products for distribution.

We previously announced in a form 8-K filing dated July 7, 2005 that the Hong Kong Joint Venture filed for listing of an IPO on the Main Board of the Hong Kong Exchange on June 30, 2005. The Hong Kong Joint Venture has experienced delays in the listing process and no assurances can be given that the application process will continue or will result in an initial public offering for the Hong Kong Joint Venture. We will report further developments at such time as permitted in accordance with Hong Kong and U.S. regulations. Should the Hong Kong Joint Venture complete its IPO, our ownership of the Hong Kong Joint Venture will be reduced to thirty-seven and one-half percent. During the fourth quarter and for the fiscal year ended March 31, 2006, the Hong Kong Joint Venture established a reserve of approximately $535,000 for costs previously capitalized associated with the Hong Kong Joint Venture's application for listing on the Hong Kong Stock Exchange.

Our purchases from the Hong Kong Joint Venture represented approximately 50% of the Hong Kong Joint Venture's total sales during fiscal 2006 and 41% of total sales during fiscal 2005, with the balance of the Hong Kong Joint Venture's sales being primarily made in Europe and Australia, to unrelated customers. The Hong Kong Joint Venture's sales to unrelated customers are $12,506,135 in fiscal 2006 and $15,347,017 in fiscal 2005. Please see Note C of the Financial Statements for a comparison of annual sales and earnings of the Hong Kong Joint Venture.

Other Suppliers

Certain private label products not manufactured for us by the Hong Kong Joint Venture are manufactured by other foreign suppliers. We believe that our relationships with our suppliers are good. We believe that the loss of our ability to purchase products from the Hong Kong Joint Venture would have a material adverse effect on the Company. The loss of any of our other suppliers would have a short-term adverse effect on our operations, but replacement sources for these other suppliers could be developed.

Competition

In fiscal year 2006, sales of safety products accounted for substantially all of our total sales. In the sale of smoke alarms, we compete in all of our markets with First Alert, Firex and Walter Kidde. In the sale of GFCI units, we compete in all our markets with Leviton Manufacturing Co., Inc., Pass & Seymour, Inc., Cooper Wiring Devices and Hubbell, Inc. All of these companies have greater financial resources and financial strength than we have. We believe that our safety products compete favorably in the market primarily on the basis of styling, features and pricing.

The safety industry in general involves changing technology. The success of our products may depend on our ability to improve and update our products in a timely manner and to adapt to new technological advances.

Employees

As of March 31, 2006, we had 15 employees, 12 of whom are engaged in administration and sales, and the balance of whom are engaged in product development and servicing. Our employees are not unionized, and we believe that our relations with our employees are satisfactory.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $.01 par value (the "Common Stock") trades on the American Stock Exchange under the symbol UUU.

As of June 20, 2006, there were 151 record holders of the Common Stock. The closing price for the Common Stock on that date was $21.11. We have not paid any cash dividends on our common stock, and it is our present intention to retain all earnings for use in future operations.

The following table sets forth the high and low prices for the Common Stock for each full quarterly period during the fiscal years indicated.

Fiscal Year Ended March 31, 2006		
First Quarter	High	$19.50
	Low	$12.00
Second Quarter	High	$19.69
	Low	$15.00
Third Quarter	High	$19.00
	Low	$16.01
Fourth Quarter	High	$24.16
	Low	$16.45
Fiscal Year Ended March 31, 2005		
First Quarter	High	$17.60
	Low	$10.75
Second Quarter	High	$13.30
	Low	$10.00
Third Quarter	High	$15.24
	Low	$10.35
Fourth Quarter	High	$19.08
	Low	$13.97

Information regarding our equity compensation plans is set forth in the Company's definitive Proxy Statement pursuant to Regulation 14A and issued in conjunction with the 2006 Annual Meeting of Stockholders (the "Proxy Statement") in the Section entitled "Executive Compensation" and is incorporated herein by reference.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report. The Statement of Operations data and the Balance Sheet data for the years ended, and as at, March 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements. All share and per share amounts included in the following financial data have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on April 5, 2004 to shareholders of record on March 15, 2004.

	Year Ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Statement of Operations Data:					
Net sales	**$28,894,101**	$23,465,443	$17,201,116	$15,953,883	$10,480,829
Income (loss) before equity in earnings of Hong Kong Joint Venture and income taxes	**2,394,258**	765,742	429,716	279,615	(976,063)
Net income	**4,600,352**	3,417,854	2,571,026	2,400,318	261,625
Per common share:					
Net income					
Basic	**2.75**	2.13	1.69	1.66	0.21
Diluted	**2.52**	1.94	1.49	1.54	0.21
Weighted average number of common shares outstanding					
Basic	**1,671,681**	1,602,449	1,516,846	1,443,439	1,251,499
Diluted	**1,824,529**	1,764,474	1,725,206	1,561,745	1,261,027
Balance Sheet Data:					
Total assets	**20,358,603**	16,049,948	11,098,916	8,382,043	5,182,462
Long-term debt (non-current)	-	-	-	7,224	22,396
Working capital[1]	**9,911,628**	6,317,231	4,200,170	2,377,688	402,425
Current ratio[1]	**4.60:1**	3.00:1	3.21:1	2.26:1	1.27:1
Shareholders' equity	**17,606,569**	12,897,668	9,198,272	6,493,415	3,681,273

[1] Working capital is computed as the excess of current assets over current liabilities. The current ratio is calculated by dividing current assets by current liabilities.

ASSETS	March 31, 2006	2005
CURRENT ASSETS		
Cash and cash equivalents	**$ 3,015,491**	$ 59,287
Accounts receivable:		
Trade less allowance for doubtful accounts of $15,000 at March 31, 2006 and 2005	**1,106,435**	1,014,757
Employees	**23,656**	21,503
	1,130,091	1,036,260
Amount due from factor	**4,259,131**	3,394,084
Inventories, net of allowance for obsolete inventory of $40,000 for 2006 and $100,000 for 2005	**4,062,086**	4,834,486
Prepaid expenses	**196,863**	145,394
TOTAL CURRENT ASSETS	**12,663,662**	9,469,511
DEFERRED TAX ASSET	**476,384**	351,780
INVESTMENT IN HONG KONG JOINT VENTURE	**7,140,859**	6,131,481
PROPERTY AND EQUIPMENT – NET	**62,212**	81,690
OTHER ASSETS	**15,486**	15,486
TOTAL ASSETS	**$20,358,603**	$16,049,948

LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	**$ 1,604,845**	$ 1,725,402
Accrued liabilities:		
Litigation reserve	**556,787**	806,679
Payroll, commissions and other	**590,402**	620,199
TOTAL CURRENT LIABILITIES	**2,752,034**	3,152,280
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 1,693,952 and 1,652,998 shares at March 31, 2006 and March 31, 2005, respectively	**16,940**	16,530
Additional paid-in capital	**11,577,583**	11,469,444
Retained earnings	**6,012,046**	1,411,694
TOTAL SHAREHOLDERS' EQUITY	**17,606,569**	12,897,668
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$20,358,603**	$16,049,948

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

UNIVERSAL®

	Years ended March 31, 2006	2005	2004
Net sales	**$28,894,101**	$23,465,443	$17,201,116
Cost of goods sold	**19,436,949**	16,145,615	11,402,540
GROSS PROFIT	**9,457,152**	7,319,828	5,798,576
Research and development expense	**246,875**	277,540	270,164
Selling, general and administrative expense	**6,776,688**	6,191,025	5,010,783
Operating income	**2,433,589**	851,263	517,629
Other income (expense):			
Interest expense	**(48,999)**	(85,521)	(83,589)
Interest income	**9,668**	-	-
Other	**-**	-	(4,324)
	(39,331)	(85,521)	(87,913)
INCOME BEFORE EQUITY IN EARNINGS OF HONG KONG JOINT VENTURE AND INCOME TAXES	**2,394,258**	765,742	429,716
Earnings from Hong Kong Joint Venture:			
Equity in earnings of Hong Kong Joint Venture	**2,109,594**	2,370,975	2,165,311
Net income before income taxes	**4,503,852**	3,136,717	2,595,027
Provision for income tax (benefit) expense	**(96,500)**	(281,137)	24,001
NET INCOME	**$ 4,600,352**	$ 3,417,854	$ 2,571,026
Net income per share:			
Basic	**$ 2.75**	$ 2.13	$ 1.69
Diluted	**$ 2.52**	$ 1.94	$ 1.49
Shares used in computing net income per share:			
Basic	**1,671,681**	1,602,449	1,516,846
Diluted	**1,824,529**	1,764,474	1,725,206

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2003	1,495,976	$14,960	$11,055,641	$(4,577,186)	$ 6,493,415
Issuance of common stock from the exercise of employee stock options	56,297	563	124,692	-	125,255
Stock issued in lieu of directors' fees	756	7	9,993	-	10,000
Retired stock	(133)	(1)	(1,423)	-	(1,424)
Net income	-	-	-	2,571,026	2,571,026
Balance at March 31, 2004	1,552,896	$15,529	$11,188,903	$(2,006,160)	$ 9,198,272
Fractional shares unissued from 4-for-3 split	(129)	(1)	-	-	(1)
Issuance of common stock from the exercise of employee stock options	99,281	992	270,551	-	271,543
Stock issued in lieu of directors' fees	950	10	9,990	-	10,000
Net income	-	-	-	3,417,854	3,417,854
Balance at March 31, 2005	1,652,998	$16,530	$11,469,444	$ 1,411,694	$12,897,668
Issuance of common stock from the exercise of employee stock options	40,499	405	98,144	-	98,549
Stock issued in lieu of directors' fees	455	5	9,995	-	10,000
Net income	-	-	-	4,600,352	4,600,352
Balance at March 31, 2006	1,693,952	$16,940	$11,577,583	$ 6,012,046	$17,606,569

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNIVERSAL®

	Years ended March 31, 2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
OPERATING ACTIVITIES			
Net income	**$ 4,600,352**	$3,417,854	$2,571,026
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	**28,338**	34,048	33,218
Stock issued to directors in lieu of fees	**10,000**	10,000	10,000
Change in allowance for doubtful accounts	**-**	-	5,000
Inventory allowance	**-**	-	1,741
Gain on sale of land	**-**	-	(175,965)
Decrease in deferred taxes	**(124,604)**	(294,881)	(56,899)
Earnings of the Hong Kong Joint Venture	**(2,109,594)**	(2,485,302)	(2,165,311)
Changes in operating assets and liabilities:			
Increase in accounts receivable and amounts due from factor	**(958,878)**	(1,204,719)	(2,095,514)
Decrease (increase) in inventories	**772,400**	(1,966,836)	354,838
(Increase) decrease in prepaid expenses	**(51,469)**	(38,342)	29,291
(Decrease) increase in accounts payable and accrued expenses	**(400,248)**	1,430,096	1,199,873
Increase in other assets	**-**	-	(4,014)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**1,766,297**	(1,098,082)	(292,716)
INVESTING ACTIVITIES:			
Cash distributions from Joint Venture	**1,100,216**	727,167	-
Purchase of equipment	**(8,858)**	(22,307)	(20,787)
Gross proceeds from sale of land	**-**	-	350,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	**1,091,358**	704,860	329,213
FINANCING ACTIVITIES:			
Principal payments of capital lease obligations	**-**	(7,224)	(23,250)
Proceeds from issuance of common stock from exercise of employee stock options	**98,549**	271,543	125,255
Retirement of common stock	**-**	-	(1,424)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**98,549**	264,319	100,581
INCREASE (DECREASE) IN CASH	**2,956,204**	(128,903)	137,078
Cash at beginning of period	**59,287**	188,190	51,112
CASH AT END OF PERIOD	**$ 3,015,491**	$ 59,287	$ 188,190
Supplemental information:			
Interest paid	**$ 48,999**	$ 85,521	$ 83,589
Income taxes paid	**$ 50,320**	$ 17,000	$ 24,001
Non-cash investing transactions:			
Issuance of 455 shares in 2006, 950 shares in 2005 and 756 shares in 2004 in lieu of directors' fees and accrued compensation	**$ 10,000**	$ 10,000	$ 10,000
Repayment of trade payables due the Hong Kong Joint Venture in lieu of cash distributions	**$ -**	$ 458,940	$1,164,608

See notes to consolidated financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company's primary business is the sale of smoke alarms and other safety products to retailers, wholesale distributors and to the electrical distribution trade which includes electrical and lighting distributors as well as manufactured housing companies. The Company imports all of its safety and other products from foreign manufacturers. The Company, as an importer, is subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions and currency fluctuations.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. We believe that our 50% ownership interest in the Hong Kong Joint Venture allows us to significantly influence the operations of the Hong Kong Joint Venture. As such, we account for our interest in the Hong Kong Joint Venture using the equity method of accounting. We have included our investment balance as a non-current asset and have included our share of the Hong Kong Joint Venture's income in our consolidated statement of operations. The investment and earnings are adjusted to eliminate intercompany profits.

Use of Estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: We recognize sales upon shipment of products net of applicable provisions for any discounts or allowances. We believe that the shipping date from our warehouse is the appropriate point of revenue recognition since upon shipment we have substantially completed our obligations which entitle us to receive the benefits represented by the revenues, and the shipping date provides a consistent point upon which to measure revenue. Customers may not return, exchange or refuse acceptance of goods without our approval. We have established allowances to cover anticipated doubtful accounts based upon historical experience.

Warranties: We generally provide warranties from one to ten years to the non-commercial end user on all products sold. The manufacturers of our products provide us with a one-year warranty on all products we purchase for resale. Claims for warranty replacement of products beyond the one-year warranty period covered by the manufacturers have not been historically material and we do not record estimated warranty expense or a contingent liability for warranty claims.

Stock-Based Compensation: We account for stock-based employee compensation using the intrinsic value method, which calculates compensation expense based on the difference, if any, on the date of the grant, between the fair value of our stock and the option exercise price. US GAAP requires companies who choose to account for stock option grants using the intrinsic value method to also determine the fair value of option grants using an option pricing models, such as the Black-Scholes models, and to disclose the impact of fair value accounting in a note to the financial statements. In December 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 123R, "Share-Based Payment," which requires companies to expense the value of employee stock options and similar awards. The effective date of FASB 123R is for annual periods beginning after June 15, 2005. Subsequently, the Securities and Exchange Commission (SEC) approved a rule which delays the effective date of FAS 123R for certain public companies. Under the SEC's rule, FAS 123R is now effective for the Company's annual period beginning April 1, 2006. We have elected to defer adoption of the change to the fair value based method of accounting for stock-based employee compensation and the recordation of such amounts as charges to operating expense until the annual period beginning April 1, 2006.

Stock issued to directors in lieu of directors' fees is valued at market price on the day of issuance.

The following table illustrates the effect on net income and net income per share had compensation costs for the stock-based compensation plan been determined based on the grant date fair values of awards.

	Year Ended March 31,		
	2006	2005	2004
Net income, as reported	**$4,600,352**	$3,417,854	$2,571,026
Stock-based employee compensation costs, net of income tax, included in net income	**10,000**	10,000	10,000
Deduct: Total stock-based employee compensation expense determined under fair value, net of related tax effects	**(138,846)**	(144,672)	(91,111)
Pro forma net income	**$4,471,506**	$3,283,182	$2,489,915
Earnings per share:			
Basic - as reported	**$2.75**	$2.13	$1.69
Basic - pro forma	**2.67**	2.05	1.64
Diluted - as reported	**2.52**	1.94	1.49
Diluted - pro forma	**2.45**	1.86	1.44

Research and Development: Research and development costs are charged to operations as incurred.

Accounts Receivable: In September, 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 140), which is effective for transfers of financial assets occurring after March 31, 2001.

In fiscal year 2002, the Company achieved the sales criteria of SFAS No. 140, and, as such, amounts transferred under the Company's Factoring Agreement are treated as sales.

Beginning in fiscal year 2002, with the achievement of SFAS 140 sales criteria, the Company nets the factored accounts receivable with the corresponding advance from the Factor, showing the amount net in its consolidated balance sheet.

The Company sells trade receivables on a pre-approved non-recourse basis to the Factor under the Factoring Agreement on an ongoing basis. Factoring charges recognized on sales of receivables are included in selling, general and administrative expenses in the consolidated statements of income and amounted to $262,670, $208,913 and $167,561 for the years ended March 31, 2006, 2005 and 2004, respectively. The Agreement for the sale of accounts receivable provides for continuation of the program on a revolving basis until terminated by one of the parties to the Agreement.

Shipping and Handling Fees and Costs: The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of goods sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $966,981, $702,779 and $521,556 in fiscal years 2006, 2005 and 2004, respectively.

Inventories: Inventories (consisting primarily of finished goods) are stated at the lower of cost (first-in, first-out method) or market. Included as a component of finished goods inventory are additional non-material costs. These costs include overhead costs, freight, import duty and inspection fees of $370,419 and $514,373 at March 31, 2006 and 2005, respectively. Inventories are shown net of an allowance for inventory obsolescence of $40,000 for the fiscal year ended March 31, 2006 and $100,000 for the fiscal year ended 2005.

The Company reviews inventory quarterly to identify slow moving products and valuation allowances are adjusted when deemed necessary.

Property and Equipment: Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided by using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives for financial reporting purposes are as follows:

Leasehold improvements	-	Shorter of term of lease or life of asset
Machinery and equipment	-	5 to 10 years
Furniture and fixtures	-	5 to 15 years
Computer equipment	-	5 years

Income Taxes: The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Net Income per Share: The Company reports basic and diluted earnings per share. Basic earnings per share is computed by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income for the period by the weighted number of common shares and common share equivalents outstanding (unless their effect is anti-dilutive) for the period. All common share equivalents are comprised of exercisable stock options.

		March 31,	
	2006	**2005**	**2004**
Common shares outstanding for basic EPS	**1,671,681**	1,602,449	1,516,846
Shares issued upon assumed exercise of outstanding stock options	**152,848**	162,025	208,360
Weighted average number of common and common equivalent shares outstanding for diluted EPS	**1,824,529**	1,764,474	1,725,206

Reclassifications: Certain prior year amounts have been reclassified in order to conform with current year presentation.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31,	
	2006	**2005**
Leasehold improvements	**$ 73,535**	$ 73,535
Machinery and equipment	**158,696**	158,696
Furniture and fixtures	**197,482**	195,873
Computer equipment	**88,736**	81,855
	518,449	509,959
Less accumulated depreciation and amortization	**456,237**	428,269
	$ 62,212	$ 81,690

NOTE C - INVESTMENT IN THE HONG KONG JOINT VENTURE

The Company holds a 50% interest in a Joint Venture with a Hong Kong Corporation, which has manufacturing facilities in the People's Republic of China, for the manufacturing of consumer electronic products. As of March 31, 2006, the Company has an investment balance of $7,140,859 for its 50% interest in the Hong Kong Joint Venture. There are no material Hong Kong – US GAAP differences in the Hong Kong Joint Venture's accounting policies.

The following represents summarized financial information derived from the audited financial statements of the Hong Kong Joint Venture as of March 31, 2006 and 2005 and for the years ended March 31, 2006, 2005 and 2004.

	March 31,	
	2006	**2005**
Current assets	**$ 7,402,171**	$ 6,131,539
Property and other assets	**10,911,009**	9,112,863
Total	**$ 18,313,180**	$15,244,402
Current liabilities	**$ 5,575,415**	$ 4,537,772
Non-current liabilities	**32,870**	24,750
Equity	**12,704,895**	10,681,880
Total	**$ 18,313,180**	$15,244,402

	For the Year Ended March 31		
	2006	**2005**	**2004**
Net sales	**$24,811,790**	$25,899,630	$24,114,967
Gross profit	**8,608,220**	8,689,538	7,375,113
Net income	**4,160,935**	5,005,886	4,171,334

During the years ended March 31, 2006, 2005 and 2004, the Company purchased $12,321,401, $10,513,800 and $7,481,716, respectively, of finished product from the Hong Kong Joint Venture, which represents 66%, 68% and 73%, respectively, of the Company's total finished product purchases for the years ended at March 31, 2006, 2005 and 2004. Amounts due the Hong Kong Joint Venture included in Accounts Payable totaled $500,000 and $549,527 at March 31, 2006 and 2005, respectively. Amounts due from the Hong Kong Joint Venture included in Accounts Receivable totaled $48,205 and $84,330 at March 31, 2006 and 2005, respectively.

The Company incurred interest costs charged by the Hong Kong Joint Venture of $37,389, $17,581 and $25,482 during the years ended March 31, 2006, 2005 and 2004, respectively, related to its purchases.

NOTE D - AMOUNTS DUE FROM FACTOR

The Company sells certain of its trade receivables on a pre-approved, non-recourse basis to a Factor. Since these are sold on a non-recourse basis, the factored trade receivables and related repayment obligations are not separately recorded in the Company's consolidated balance sheets. The Agreement provides for financing of up to a maximum of $7,500,000 with the amount available at any one time based on 85% of uncollected non-recourse receivables sold to the factor and 45% of qualifying inventory. Financing of $7,500,000 is available at March 31, 2006. Any outstanding amounts due to the factor are payable upon demand and bear interest at the prime rate of interest charged by the factor, which is 7.75% at March 31, 2006. Any amount due to the factor is also secured by the Company's inventory. There were no borrowings outstanding under this agreement at March 31, 2006.

Under this Factoring Agreement, the Company sold receivables of approximately $26,713,439 and $20,954,000 during the years ended March 31, 2006 and 2005, respectively. Gains and losses recognized on the sale of factored receivables include the fair value of the limited recourse obligation. The uncollected balance of non-recourse receivables held by the factor amounted to $4,414,654 and $3,399,130 at March 31, 2006 and 2005. The amount of the uncollected balance of non-recourse receivables borrowed by the Company as of March 31, 2006 and 2005 is $0 and $0, respectively. Amounts due from the factor to the Company amounted to $7,136,282 at March 31, 2006, of which $2,877,151 represents collected cash due the Company and maintained on deposit with the factor for investment. Collected cash maintained on deposit with the factor earns interest at the factor's prime rate of interest less three percentage points (4.75%) at March 31, 2006. Amounts due from the factor amounted to $3,394,084 at March 31, 2005.

NOTE E - LEASES

During December 1999, the Company entered into an operating lease for its office and warehouse which expires in October 2008. This lease is subject to increasing rentals at 3% per year. In February 2004, the Company entered into an operating lease for an approximately 2,600 square foot office in Naperville, Illinois. This lease expires in February 2009 with increasing rentals at 3% per year.

Rent expense totaled $102,589, $97,011 and $92,063 for the years ended March 31, 2006, 2005 and 2004, respectively. Future obligations, including the lease renewal option exercised subsequent to March 31, 2006, for the years ended March 31, under these non-cancelable operating leases are as follows:

Year Ended March 31,	
2007	$105,479
2008	108,429
2009	77,097
	$291,005

NOTE F – INCOME TAXES

Universal Security Instruments, Inc. ("USI") provides for Income Taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed and recognized for those differences that have future tax consequences and will result in net taxable or deductible amounts in future periods. Deferred tax expense or benefit is the result of changes in the net asset or liability for deferred taxes. The deferred tax liabilities and assets for USI result primarily from reserves, inventories, accrued liabilities and changes in the unremitted earnings of the Hong Kong Joint Venture.

Beginning in 2004, USI will no longer recognize the deferred tax liability related to the unremitted earnings of the Hong Kong Joint Venture. There is no longer a plan to repatriate the unremitted earnings in the future, other than a possible $850,000 payment. The Company has foreign tax credits available as a result of foreign taxes paid on the repatriated earnings of the Hong Kong Joint Venture. Approximately $115,000 of foreign tax credits were used to offset federal taxes at March 31, 2006.

USI had a net operating loss carryforward as of March 31, 2005 of $2,151,593, of which $2,151,593 was utilized during the year ended March 31, 2006. Therefore, the net operating loss carryforward has been fully utilized as of March 31, 2006.

The components of income tax expense (benefit) for USI are as follows:

	March 31,	
	2006	**2005**
Current		
Federal	**$ 17,651**	$ 21,000
State	**10,453**	5,250
	28,104	26,250
Deferred (benefit)	**(124,604)**	(307,387)
Total income tax (benefit) expense	**$ (96,500)**	$(281,137)

Significant components of USI's deferred tax assets and liabilities are as follows:

	March 31,		
	2006	**2005**	**2004**
Deferred tax liabilities – unremitted earnings from Hong Kong Joint Venture:	**$ -**	$ -	$ 637,279
Deferred tax assets:			
Financial statement accruals and allowances	**360,022**	220,602	250,032
Inventory uniform capitalization	**94,741**	56,727	89,628
Other	-	14,953	40,346
AMT tax credit carryforward	**21,621**	21,621	21,621
NOL carryforwards and tax credits	-	814,400	1,307,866
Gross deferred tax assets	**476,384**	1,128,303	1,709,493
Valuation allowance	-	(776,523)	(1,015,315)
Net deferred tax liability (asset)	**$ 476,384**	$ 351,780	$ (56,899)

The reconciliation between the statutory federal income tax provision and the actual effective tax provision is as follows:

	March 31, 2006	2005	2004
Federal tax expense at statutory rate (34%) before loss carryforward	**$1,577,074**	$1,066,484	$ 882,309
Reduction in income taxes arising from carry-forward of prior years' operating losses	-	(458,200)	(679,682)
Non-patriated earnings of Hong Kong Joint Venture	**(356,143)**	(402,855)	(464,451)
Employment expense of employee stock options	**(224,592)**	(333,879)	-
Foreign tax credit net of gross up for US portion of foreign taxes	**(69,210)**	-	-
Change in rates for deferreds	**(264,630)**	-	-
State income tax expense	**10,453**	5,250	103,582
Change in valuation allowance	**(776,523)**	(238,791)	102,619
Permanent differences	**10,108**	80,854	79,624
Other	**(3,037)**	-	-
Provision for income tax (benefit) expense	**$ (96,500)**	$ (281,137)	$ 24,001

NOTE G - SHAREHOLDERS' EQUITY

Common Stock - During the year ended March 31, 2006, the Company issued 40,954 shares of its common stock, of which 40,499 were issued on the exercise of employee stock options for total proceeds of $98,549, and 455 shares were issued to a director in lieu of a directors' fee.

Stock Options - Under terms of the Company's 1978 Non-Qualified Stock Option Plan, as amended, 658,333 shares of common stock are reserved for the granting of stock options, of which 657,158 shares have been issued as of March 31, 2006, leaving 1,175 available for issuance upon exercise of options granted, or available for future grants to employees and directors. Under provisions of the Plan, a committee of the Board of Directors determines the option price and the dates exercisable. All options expire five years from the date of grant and have an exercise price at least equal to the market price at the date of grant. The options usually vest at 25% a year over four years. Share amounts have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on April 5, 2004 to shareholders of record on March 15, 2004.

The following tables summarize the status of options under the Non-Qualified Stock Option Plan at March 31, 2006 and option transactions for the three years then ended:

Status as of March 31, 2006	**Number of Shares**
Presently exercisable	231,788
Exercisable in future years	10,708
Total outstanding	242,496
Available for future grants	1,175
Shares of common stock reserved	243,671
Outstanding options:	
Number of holders	19
Average exercise price per share	$7.31
Expiration dates	June 2006 to March 2011

Transactions for the Three Years Ended March 31, 2006:

	Number of Shares	**Weighted Average Exercise Price**
Outstanding at March 31, 2003	348,667	
Granted	10,666	10.53
Canceled	(2,924)	1.98
Exercised	(56,297)	2.21
Outstanding at March 31, 2004	300,112	
Granted	55,000	14.30
Canceled	(334)	2.63
Exercised	(99,282)	2.74
Outstanding at March 31, 2005	255,496	
Granted	27,500	13.37
Canceled	0	0.00
Exercised	(40,500)	2.43
Outstanding at March 31, 2006	242,496	

The following table summarizes information about stock options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Contract Life (Yrs)	Number of Shares	Weighted Average Exercise Price
$0.98 to $2.99	99,331	$1.75	0.80	99,331	$1.75
$3.00 to $3.99	26,666	3.38	1.00	26,666	3.38
$4.00 to $5.99	25,333	5.40	1.43	25,333	5.40
$6.00 to $15.02	63,666	12.28	3.70	52,958	14.77
$15.03 to $21.45	27,500	21.45	5.00	27,500	21.45
	242,496			231,788	

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2006, 2005 and 2004; no annual dividends, expected volatility of 36%, 45% and 53%, respectively, risk-free interest rate ranging from 4.0% to 6.5% and expected lives of five years. The weighted-average fair values of the stock options granted in 2006, 2005 and 2004 were $8.29, $6.47 and $6.95 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

NOTE H - COMMITMENTS AND CONTINGENCIES

In December 2001, Leviton Manufacturing Co., Inc. ("Leviton") filed a civil action in the United States District Court for the District of Maryland (Case No. 01cv3855) alleging that the Company's and its USI Electric subsidiary's GFCI units infringed one of plaintiff's patents and configuration trade dress ("Leviton I"). On June 10, 2003, Leviton filed a second civil suit against the Company and its USI Electric subsidiary in the United States District Court for the District of Maryland (Case No. 03cv1701), alleging this time that the Company's GFCI units infringe one or more of Leviton's six more recently issued patents for reset lockout technology related to but not required by UL Standard 943 for ground GFCI units, effective January 2003 ("Leviton II"). Leviton II also asserted trade dress and unfair competition claims which largely correspond to the claim in the Leviton I suit. In May 2006 Leviton and the Company settled Leviton I and Leviton II, all subject to a confidential agreement. Under the terms of the settlement, Leviton I has been dismissed, and the trade dress/deceptive trade practice claims of Leviton II have been dismissed. The settlement does not cover the patent infringement claims of Leviton II.

In January 2006, the Company was granted summary judgment on the infringement claims asserted in Leviton II. Leviton has appealed that judgment and dismissal. Should Leviton's appeal be successful and the summary judgment of non-infringement be overturned, then Leviton's infringement claims will be reinstated. If reinstated, the Company's belief in its strong defenses to Leviton's claims in that suit remains unchanged. However, in the event of an unfavorable outcome, including reversal of the lower court's dismissal on appeal and rejection of the Company's defenses at trial, the amount of any potential loss to the Company is not determinable at this time.

On March 31, 2005, Leviton filed a third lawsuit, Civil Action No. 05cv0889, in the United States District Court for the District of Maryland against the Company ("Leviton III"). In this suit, Leviton alleges that the Company's GFCI units infringe US Patent 6,864,766. The Company has filed a counterclaim against Leviton and the case has been consolidated with a declaratory judgment action filed by the GFCI manufacturer, Shanghai Meihao Electric, Inc. Discovery is now ongoing. The Company believes that it has strong defenses relating to the patent in suit. In the event of an unfavorable outcome, the amount of any potential loss to the Company is not determinable at this time.

On June 11, 2003, Walter Kidde Portable Equipment, Inc. ("Kidde") filed a civil suit against the Company in the United States District Court for the Middle District of North Carolina (Case No. 03cv00537), alleging that certain of the Company's AC powered/battery backup smoke detectors infringe on a patent acquired by Kidde. The plaintiff is seeking injunctive relief and damages to be determined at trial. On March 31, 2006, following numerous procedural and substantive rulings by the judge, Kidde obtained dismissal, without prejudice, of its suit. On November 28, 2005, prior to the March 31, 2006 dismissal of the original suit, Kidde filed a second lawsuit based on virtually identical infringement allegations as the earlier case. Because, the court dismissed the first case without conditions and without prejudice, the Company has appealed the dismissal believing that at a minimum, procedurally, conditions should have been imposed. The second case is now in the preliminary pre-discovery motion stage. The Company's substantive position and its defenses to Kidde's claims are substantially the same between the first and second Kidde cases. The Company and its counsel believe that the Company has significant defenses relating to the patent in suit. In the event of an unfavorable outcome, the amount of any potential loss to the Company is not yet determinable.

On October 13, 2003, Maple Chase Company filed a civil suit in the United States District Court for the Northern District of Illinois (Case No. 03cv07205), against the Company, its USI Electric subsidiary, and one former and one present Illinois-based sales representative, alleging that certain of the Company's smoke detectors infringe on a patent owned by Maple Chase (US Reissue Patent No. Re: 33290). On April 11, 2005, this action was dismissed pending the outcome of a reexamination in the United States Patent and Trademark Office (USPTO). In April 2006, the USPTO rejected most of the claims in the patent. Maple Chase has not yet filed a substantive response to the USPTO action. While the Company is confident that the USPTO reexamination and rejection of the claims indicates that the Company will prevail in this action, no assurances can be given. The amount of potential loss to the Company, if any, is not yet determinable.

From time to time, the Company is involved in various lawsuits and legal matters. It is the opinion of management, based on the advice of legal counsel, that these matters will not have a material adverse effect on the Company's financial statements.

NOTE I - MAJOR CUSTOMERS

The Company is primarily a distributor of safety products for use in home and business under both its tradenames and private labels for other companies. As described in Note C, the Company's purchased a majority of its products from its 50% owned Hong Kong Joint Venture.

There were no customers that represented in excess of 10% of the Company's product sales during the three years in the period ended March 31, 2006.

NOTE J - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly Results of Operations (Unaudited):

The unaudited quarterly results of operations for fiscal years 2006 and 2005 are summarized as follows:

	Quarter Ended			
2006	June 30,	September 30,	December 31,	March 31,
Net sales	$6,923,810	$7,119,100	$7,353,597	$7,497,594
Gross profit	2,048,954	2,278,838	2,549,300	2,580,060
Net income	889,770	1,162,695	1,456,809	1,091,078
Net income per share – basic	.54	.69	.87	.65
Net income per share – diluted	.50	.64	.80	.58
2005				
Net sales	$4,874,782	$6,622,221	$5,849,144	$6,119,296
Gross profit	1,484,713	2,121,788	1,825,828	1,887,499
Net income	766,297	1,043,836	793,569	814,152
Net income per share – basic	.49	.66	.49	.49
Net income per share – diluted	.44	.59	.45	.46

Accountants and Business Advisors

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Universal Security Instruments, Inc.

We have audited the accompanying consolidated balance sheets of Universal Security Instruments, Inc. and subsidiaries (the Company) as of March 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Security Instruments, Inc. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II for each of the three years in the period ended March 31, 2006. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required therein.

Grant Thornton LLP

Baltimore, Maryland
June 23, 2006

Two Hopkins Plaza
Suite 700
Baltimore, MD 21201-2909
T 410.685.4000
F 410.837.0587
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected. We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

General

We are in the business of marketing and distributing safety and security products which are primarily manufactured through our 50%-owned Hong Kong Joint Venture. Our financial statements detail our sales and other operational results only, and report the financial results of the Hong Kong Joint Venture using the equity method. Accordingly, the following discussion and analysis of the fiscal years ended March 31, 2006, 2005 and 2004 relate to the operational results of the Company only. A discussion and analysis of the Hong Kong Joint Venture's operational results for these periods is presented below under the heading "Hong Kong Joint Venture."

Comparison of Results of Operations for the Years Ended March 31, 2006, 2005 and 2004

Sales. In fiscal year 2006, our net sales increased by $5,428,658 (23.13%), from $23,465,443 in fiscal 2005 to $28,894,101 in fiscal 2006. Our focus on marketing to the electrical distribution trade through our USI Electric subsidiary accounted for approximately $4,780,000 of the increased sales, principally due to increased volume (from approximately $16,480,000 in 2005 to approximately $21,260,000 in 2006). The Company also increased its sales to retail and wholesale customers in the fiscal year ended March 31, 2006. We anticipate continued revenue growth in all of our markets.

In fiscal year 2005, sales increased by $6,264,327 (36%) from $17,201,116 in fiscal 2004 to $23,465,443 in fiscal 2005. The increased sales of GFCI units and our focus on marketing to retailers, including the wholesale distribution trade, generated the majority of the increase.

Gross Profit. Gross profit as a percentage of net sales (or "gross margin") in fiscal 2006 was 32.73% compared to 31.2% and 33.7% in fiscal 2005 and 2004, respectively. The increase in gross margin in the fiscal year ended March 31, 2006 reflects variations in the mix of products sold and is a function of higher sales, since certain fixed costs do not increase at the same rate as sales. The decrease in gross margin for the year ended March 31, 2005 when compared to 2004 resulted from higher costs and pricing concessions applied to meet competitive pressures

Expenses. Selling, general and administrative expenses for fiscal 2006 increased by $585,663 (9.5%) from $6,191,025 in fiscal 2005 to $6,776,688 in fiscal 2006. As a percentage of net sales, these expenses decreased to 23.5% for the fiscal year ended March 31, 2006 from 26.4% for the fiscal year ended March 31, 2005. The decrease in selling, general and administrative expense as a percent of sales is attributable to costs that do not increase proportionately with the higher sales volume and a reduction in legal expenses from the 2005 period. Our legal expenses decreased by $259,876 in 2006 to $822,477 from $1,082,353 in fiscal 2005. The reduction in legal expense was partially offset by an increase of $718,216 in commissions and freight charges, the account classification which was the most significant factor in this dollar increase, due to our higher 2006 sales volume. Commissions and freight charges, as a percentage of sales, while consistent with commissions and freight charges of the prior year, vary directly with sales volume. Currently, we are a non-accelerated filer and the Company is not required to comply with the registered public accounting firm attestation provisions of Section 404(a) of the Sarbanes-Oxley Act of 2002. It is anticipated the Company will be required to comply with these provisions for the fiscal year commencing April 1, 2007. The Company expects to incur initial and ongoing costs that, at present, cannot be quantified in complying with the provisions of Section 404(a) of Sarbanes-Oxley.

Selling, general and administrative expenses for fiscal 2005 increased by $1,180,242 (23.55%) from $5,010,783 in fiscal 2004 to $6,191,025 in fiscal 2005. As a percentage of net sales, these expenses decreased to 26.4% for the fiscal year ended March 31, 2005 from 29.1% for the fiscal year ended March 31, 2004. The decrease in selling, general and administrative expense as a percent of sales is attributable to costs that do not increase proportionately with the higher sales volume. Various expense categories contributed to the increased dollar amount of the expense, but the following major account classifications were significant factors in this dollar increase: (i) Commissions and freight charges, as a percentage of sales, while consistent with commissions and freight charges of the prior year, vary directly with sales volume. Therefore, of the $1,180,242 increase in expenses, $224,165 is attributable to commissions and freight charges from higher sales volume during the 2005 period. (ii) Professional fees increased by $558,370 to $1,082,353 for the fiscal year ended March 31, 2005. Costs associated with our litigation with a former director and chief executive officer (since settled) were approximately $880,000 for the fiscal year ended March 31, 2005, as compared to $79,768 for the prior fiscal year. Professional fees associated with the patent litigation decreased by approximately $129,000 to approximately $171,000 for the fiscal year ended March 31, 2005. Professional fees associated with patent litigation for the 2005 period were reduced by insurance reimbursements.

Interest Income and Expense. Interest expense for fiscal 2006 decreased to $48,999 from $85,521 in fiscal 2005 primarily due to decreased borrowing. Interest expense for fiscal 2005 increased to $85,521 from $83,589 in fiscal 2004 primarily due to higher interest rates. The majority of the Company's cash balances are maintained on deposit with the factor and earn interest at the factor's prime rate of interest minus 3%. During the fiscal year ended March 31, 2006, the Company earned $9,668 on these deposits.

Income Taxes. During the fiscal year ended 2006, the Company offset $2,151,593 of taxable income by utilizing the remainder of its net operating loss carryforward deduction. In addition, the Company offset federal taxes of approximately $115,000 with foreign tax credits available as a result of foreign taxes paid on the repatriated earnings of the Hong Kong Joint Venture. At March 31, 2006, the Company has no remaining net operating loss carryforwards available to offset future U.S. federal taxable income, and the valuation allowance previously established to offset tax benefits associated with our net operating loss carryforwards and other deferred tax assets was fully utilized.

We did not make a provision for federal income taxes in each of the 2005 and 2004 fiscal years, due to our operating loss carryforward for income tax purposes. However, we made a provision of $5,250 and $24,001 for state income taxes for fiscal year 2005 and 2004, respectively.

Net Income. We reported net income of $4,600,352 for fiscal year 2006 compared to a net income of $3,417,854 for fiscal year 2005, a $1,182,498 (34.6%) increase. This increase in net income resulted from increased sales volume and higher gross profit, partially offset by higher selling, general and administrative expenses as described above, and the income tax benefits provided by the use of net operating loss carryforwards, foreign tax credits, and arising from the reduction of the deferred tax valuation allowance.

We reported net income of $3,417,854 for fiscal year 2005 compared to a net income of $2,571,026 for fiscal year 2004, a $846,828 (33%) increase. This increase in net income resulted from both higher Hong Kong Joint Venture earnings and higher gross profit, partially offset by higher selling, general and administrative expenses as described above.

Financial Condition, Liquidity and Capital Resources

Our cash needs are currently met by funds generated from operations and from our Factoring Agreement, which supplies both short-term borrowings and letters of credit to finance foreign inventory purchases. The maximum we may borrow under this Agreement is $7,500,000. Accordingly, based on specified percentages of our accounts receivable and inventory and letter of credit commitments, at March 31, 2006, our maximum borrowing availability under this Agreement is $7,500,000. Any outstanding principal balance under this Agreement is payable upon demand. The interest rate on the Factoring Agreement, on the uncollected factored accounts receivable and any additional borrowings is equal to the prime rate of interest charged by the factor which, as of March 31, 2006, was 7.75%. Any borrowings are collateralized by all our accounts receivable and inventory. During the year ended March 31, 2006, working capital (computed as the excess of current assets over current liabilities) increased by $3,594,397, from $6,317,231 on March 31, 2005, to $9,911,628 on March 31, 2006.

Our operating activities provided cash of $1,766,297 for the year ended March 31, 2006. For the fiscal year ended March 31, 2005, operating activities used cash of $1,098,082. This increase of $2,864,379 was primarily due to higher net income and a reduction in inventories from the prior period.

Our investing activities provided cash of $1,091,358 during fiscal 2006 and provided cash of $704,860 during fiscal 2005. This increase resulted primarily from higher distributions from the Joint Venture. During 2005, as in prior years, the Company offset a portion of its distributions from the Hong Kong Joint Venture with amounts due by the Company to the Hong Kong Joint Venture for the purchase of safety products. The Company offset $458,940 during fiscal 2005 and $1,164,608 during fiscal 2004 of trade amounts due by it to the Hong Kong Joint Venture in lieu of cash distributions. The Company discloses these payments as a non-cash transaction in its statement of cash flows.

Financing activities in 2006 provided the Company with cash of $98,549, due to the exercise of employee stock options. Financing activities in 2005 provided cash of $264,319 which was also primarily from the exercise of employee stock options.

Hong Kong Joint Venture

In fiscal year 2006, sales of the Hong Kong Joint Venture were $24,811,790 compared to $25,899,630 and $24,114,967 in fiscal years 2005 and 2004, respectively. The decrease in sales for the 2006 period from the 2005 period primarily was due to lower sales to unrelated third parties, partially offset by higher sales to the Company. The increase in sales for the 2005 period from the 2004 period primarily was due to higher sales to unrelated third parties and to the Company.

Net income was $4,160,935 for fiscal year 2006 compared to net income of $5,005,886 and $4,171,334 in fiscal years 2005 and 2004, respectively. The decrease in the current fiscal year is due to the lower sales, increased legal expense, and the establishment of a reserve of approximately $535,000 for costs previously capitalized associated with the Hong Kong Joint Venture's application for listing on the Hong Kong Stock Exchange during the fourth quarter and for the fiscal year ended March 31, 2006. The increase in income for the year ended March 31, 2005 was due primarily to price increases initiated during the year.

Gross margins of the Hong Kong Joint Venture for fiscal 2006 increased to 34.7% from 33.55% in the prior fiscal year. The primary reason for this increase was price increases instituted during the fiscal year ended March 31, 2006. At March 31, 2005, the Hong Kong Joint Venture's gross margin increased to 33.55% from 30.6% at March 31, 2004. The primary reason for this increase was higher gross margins attributed to price increases initiated during the year.

Selling, general and administrative expenses of the Hong Kong Joint Venture were $4,269,714, $3,495,678 and $2,971,274 for fiscal years 2006, 2005 and 2004, respectively. As a percentage of sales, these expenses were 17%, 13% and 12% for fiscal years 2006, 2005 and 2004, respectively. The increase in dollars of selling, general and administrative expenses each year was due to higher costs, increased legal expense and the establishment of a reserve of approximately $535,000 for costs previously capitalized associated with the Hong Kong Joint Venture's application for listing on the Hong Kong Stock Exchange during the fiscal year ended March 31, 2006.

Interest income net of interest expense was $34,130 for fiscal year 2006, compared to $30,666 and $45,795 in fiscal years 2005 and 2004, respectively. The increase in interest income for 2006 was due to returns on investments in higher yielding bonds. The decrease from 2004 to 2005 is due to a reduction in investments in bonds during that fiscal period.

Cash needs of the Hong Kong Joint Venture are currently met by funds generated from operations. During fiscal year 2006, working capital increased by $232,989 from $1,593,767 on March 31, 2005 to $1,826,756 on March 31, 2006. We are not in a position to quantify any funds which may be available to the Hong Kong Joint Venture from IPO proceeds, if any, if an IPO by the Hong Kong Joint Venture is completed (as previously discussed).

Contractual Obligations and Commitments

The following table presents, as of March 31, 2006, our significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in Note E to the consolidated financial statements.

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$291,005	$105,479	$185,526	-	-

Critical Accounting Policies

Management's discussion and analysis of our consolidated financial statements and results of operations are based upon our Consolidated Financial Statement included as part of this document. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to bad debts, inventories, income taxes, and contingencies and litigation. We base these estimates on historical experiences and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of its consolidated financial statements. For a detailed discussion on the application on these and other accounting policies see Note A to the consolidated financial statements included in this Annual Report. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and actual results could differ from these estimates. These judgments are based on our historical experience, terms of existing contracts, current economic trends in the industry, information provided by our customers, and information available from outside sources, as appropriate. Our critical accounting policies include:

Our revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104, *"Revenue Recognition in Financial* Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. We established allowances to cover anticipated doubtful accounts and sales returns based upon historical experience.

Inventories are valued at the lower of market or cost. Cost is determined on the first-in first-out method. We have recorded a reserve for obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Management reviews the reserve quarterly.

We currently have a foreign tax credit carryforward and deferred tax assets resulting from deductible temporary differences, which will reduce taxable income in future periods. We had previously provided a valuation allowance on the deferred tax assets associated with the future tax benefits such as foreign tax credits, foreign net operating losses, capital losses and net operating losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses and losses in recent years. Cumulative losses weigh heavily in the overall assessment. As a result of management's assessment, the allowance previously provided to offset tax benefits associated with net operating loss carryforwards and other deferred tax assets at March 31, 2006 has been reduced to zero.

We are subject to lawsuits and other claims, related to patents and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("Statement") 123 (revised 2004), Share Based Payment, which is a revision of Statement 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in operating results based on their fair values. Statement 123(R) will be effective for the Company on April 1, 2006, the beginning of the Company's fiscal 2007.

Statement 123(R) permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date, or (2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company plans to use the modified prospective method to adopt the provisions of Statement 123(R).

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have an impact on the Company's operating results. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the Company believes the impact would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions has not been significant.

In May 2005, the FASB issued Statement 154, Accounting for Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and Statement 3, Reporting Accounting Changes in Interim Financial Statements, and provides guidance on the accounting for and reporting of accounting changes and error corrections. Statement 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, Statement 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt Statement 154 beginning April 1, 2006.

Quantitative and Qualitative Disclosures About Market Risk

Our principal financial instrument is our Factoring Agreement which provides for interest at the factor's prime rate (7.75% at March 31, 2006). We are affected by market risk exposure primarily through the effect of the changes in interest rates on amounts payable by us under our Factoring Agreement. A significant rise in the prime rate could materially adversely affect our business, financial condition and results of operations. However, at March 31, 2006 and during the fiscal year then ended, we had no material principal amount outstanding under the facility. We do not utilize derivative financial instruments to hedge against changes in interest rates or for any other purpose.

Always Working To Protect Your Family™

AMERICAN STOCK EXCHANGE® LISTED UUU™

UNIVERSAL®
SECURITY INSTRUMENTS, INC.

7-A Gwynns Mill Court • Owings Mills, Md 21117
phone 410-363-3000 • fax 410-363-2218
Visit us on the web! www.universalsecurity.com

USI Founded in 1969